June 6, 2005

Via Facsimile

Mr. Daniel Morris
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Opteum Mortgage Acceptance Corporation,
Form S-3 Registration Statement
File No.: 333-131680

Dear Mr. Morris:

In connection with the above-captioned registration statement, we wish to advise you that we hereby request that the effective date of such registration statement be accelerated so that the same will become effective on Tuesday, June 6, 2006 at 5:00 p.m. EST or as soon as practicable thereafter.

Opteum Mortgage Acceptance Corporation (the “Company”) hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, (ii) a declaration of the Registration Statement’s effectiveness by the Commission or its staff does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OPTEUM MORTGAGE ACCEPTANCE CORPORATION

By:    /s/ Jeffrey Pancer
Name:	Jeffrey Pancer
Title:	Vice President